April 14, 2015

Via EDGAR Correspondence

H. Roger Schwall

Assistant Director, Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re:	Amira Nature Foods Ltd.
Form 20-F for Fiscal Year Ended March 31, 2014
Filed July 28, 2014
File No. 001-35681

Dear Mr. Schwall,

This is with reference to your letter dated March 27, 2015 to Amira Nature Foods Ltd. (“ANFI” or the “Company”), pursuant to which a clarification has been sought by your office on certain disclosures contained in our Form 20-F (File No 001-35681) for the Fiscal Year ended March 31, 2014, which was filed on July 28, 2014 .

Set forth below is the Company’s response to the Staff’s comment. For your convenience, the Staff’s comment is set forth in italics before the Company’s response.

Form 20-F for Fiscal Year Ended March 31, 2014

Information on the Company, page 23

Form 6-K furnished January 28, 2015

1. “We note your disclosure that in connection with the acquisition of Amira Enterprises, 6,195,868 shares of the registrant will be issued to Karan Chanana, and your disclosure that this issuance will be made “pursuant to the understanding under the terms of the exchange agreement” entered into at the time of the registrant’s initial public offering. Please clarify how this issuance of shares is in connection with the acquisition of Amira Enterprises, and clarify how this issuance will be made pursuant to the understanding under the terms of the exchange agreement. For example, we note that your disclosure regarding the exchange agreement on page 28 of your annual report on Form 20-F for the fiscal year ended March 31, 2014 does appear to contemplate such issuance in this context.”

On January 28, 2015 Amira Nature Foods Ltd. (NYSE: ANFI) furnished a Form 6-K in conjunction with several transactions which it expected to undertake at substantially the same time, including (1) a proposed bond offering (the “Bond Offering”), (2) a proposed business realignment (the “Realignment”), (3) a proposed acquisition of Amira Enterprises Private Limited (“Amira Enterprises”), an entity solely owned by Mr. Karan A. Chanana (“Mr. Chanana”) and family members (either directly or through entities owned or controlled by them) (the “Acquisition”) and (4) a proposed share exchange (the “Share Exchange”) pursuant to an exchange agreement (the “Exchange Agreement”) executed on September 27, 2012, among ANFI, Amira Nature Foods Ltd (“Amira Mauritius”), Amira Pure Foods Private Limited (“Amira India”) and certain shareholders of Amira India (collectively the “Indian Shareholders,” a group which includes Mr. Chanana and his affiliates, including Amira Enterprises.). Due to market conditions, none of the proposed transactions have occurred to date as contemplated. Should any or all of these transactions occur in the future, the Company will make required disclosures in future filings.

At the time of the filing of our Form 20-F for the Fiscal Year ended March 31, 2014, we had not launched the proposed bond offering, nor had we finalized our plans with regards to the other proposed transactions. As a result, the proposed transactions were not included in our Form 20-F for the Fiscal Year ended March 31, 2014.

1

As discussed previously and disclosed in the Form 6-K that was furnished on January 28, 2015, the Company intended to purchase Amira Enterprises from Mr. Chanana and his affiliates following the proposed bond offering.  The primary assets of Amira Enterprises include 86 acres of land in Karnal, India and ownership of certain shares of Amira India.

The acquisition of Amira Enterprises was contemplated to include (i) the acquisition of the land, which was to be settled in cash, and (ii) the implementation of the Exchange Agreement (Mr. Chanana and his affiliates intended to transfer their non-controlling interest back to ANFI through the sale of Amira Enterprises).

Acquisition of the land:

The Company intended to acquire the land in order to set up our new processing and milling facility, including facilities for drying and storing rice paddies and Basmati rice and for storing and distributing Basmati rice and other products.

The Company intended to use $30 million of the net proceeds from the proposed bond offering to fund the cash portion of the acquisition of Amira Enterprises, which was based upon the value of the land as determined by an independent internationally recognized real estate firm. The independent members of the Board of Directors of ANFI had approved this transaction based on the independent third-party valuation of the land and concluded that the transaction was being conducted on an arm’s length basis.

Implementation of the Exchange Agreement:

As disclosed in our historical filings, Mr. Chanana and his affiliates, including Amira Enterprises, hold an approximately 17.4% equity ownership stake in Amira India. As such, the proposed Share Exchange was expected to occur pursuant to the Exchange Agreement, under which Mr. Chanana, his affiliates and Amira Enterprises have the right to exchange their approximately 17.4% equity ownership stake of Amira India at a defined ratio of 1.85 Amira India shares to 1.00 ANFI share, which would have resulted in 6,195,868 shares of ANFI.[1]

Although the proposed Share Exchange did not occur, it was consistent with the terms of the Exchange Agreement as described in the Company’s Form 20-F for the Fiscal Year ended March 31, 2014 that was filed on July 28, 2014. Accordingly, our disclosure in the Form 20-F is appropriate.

We hope that this clarifies our disclosures made in the Form 6-K that was furnished on January 28, 2015.

In providing this response, and in response to the Staff’s request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	Amira Nature Foods Ltd is responsible for the adequacy and accuracy of the disclosure in the Form 20-F (File No 001-35681);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

1 As disclosed on page 28 of our Form 20-F for the Fiscal Year ended March 31, 2014 that was filed on July 28, 2014, Mr. Chanana and his affiliates also have the right, subject to Reserve Bank of India approval, to an additional 2.2% equity ownership stake in Amira India, which would take them to an overall equity ownership stake of 19.6% or 7,005,434 shares. Mr. Chanana and his affiliates have not yet acquired this additional 2.2% equity ownership stake in Amira India.

2

•	Amira Nature Foods Ltd may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our response with you at your convenience. Should you have any questions about the response contained herein, please contact Karan A. Chanana, Chairman & CEO at (011) 9714-435-7303 or John G. Crowley of Davis Polk & Wardwell at (212) 450-4550.

Sincerely,

/s/ Karan A. Chanana

Karan A. Chanana

Chairman & CEO

For Amira Nature Foods Ltd.

cc: John G. Crowley, Davis Polk & Wardwell LLP

3